KH 9/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-1-10 (MM/DD/YY) AND ENDING 03-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Microtrade Networks, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2091 Business Center Drive, Suite 120
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Gareri 949-375-2437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(*Name – if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021674

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 9/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael P. Gareri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Microtrade Networks, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

CLARK COUNTY, NEVADA

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
GREGRY W. WOOD
No: 00-64380-1
My Appointment Expires Sept. 1, 2012

Gregry W. Wood

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA
Financial Industry Regulatory Authority

May 27, 2011

Michael Gareri
President
Microtrade Networks, Inc.
4692 Limirick Lane
Las Vegas, NV 89101

RE: Microtrade Networks, Inc. Annual Audit as of March 31, 2011

Dear Mr. Gareri:

In reply to your letter dated May 24, 2011, please be advised that your request for an extension of time in which to file Microtrade Networks, Inc. annual audited financial report as of March 31, 2011, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditor. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of March 31, 2011 on or before June 30, 2011 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action. Please note that no further extensions will be granted.

Very truly yours,

Odessa Izuhara
Senior Regulatory Coordinator

copy to: Herani Dansamo
FINRA
Fax: 240-386-5172

SEC Regional office
Attn: Cindy Wong
Fax: 323-965-3815

FINRA

Financial Industry Regulatory Authority

May 27, 2011

Michael Gareri
President
Microtrade Networks, Inc.
4692 Limirick Lane
Las Vegas, NV 89101

RE: Microtrade Networks, Inc. Annual Audit as of March 31, 2011

Dear Mr. Gareri:

In reply to your letter dated May 24, 2011, please be advised that your request for an extension of time in which to file Microtrade Networks, Inc. annual audited financial report as of March 31, 2011, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditor. If the information given to us is no longer accurate we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of March 31, 2011 on or before June 30, 2011 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action. Please note that no further extensions will be granted.

Very truly yours,

Odessa Izuhara
Senior Regulatory Coordinator

copy to: Herani Dansamo
FINRA
Fax: 240-386-5172

SEC Regional office
Attn: Cindy Wong
Fax: 323-965-3815

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - MARCH 31, 2011

MICROTRADE NETWORKS, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Microtrade Networks, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Microtrade Networks, Inc. (the Company) as of March 31, 2011 and related statements of income (loss), changes in shareholder's equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2011 and the results of its income (loss), changes in shareholder's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
June 27, 2011

MICROTRADE NETWORKS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

ASSETS

Cash	$ 7,465
Total Assets	$ 7,465

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 4,310
Taxes payable – state	$ 1,600
Total Liabilities	$ 5,910
Shareholder's Equity:	
Common Stock - 7,500,000 shares authorized; par value .001 per share, issued & outstanding 100,000 shares	100
Paid-In capital	97,710
Accumulated deficit	(96,255)
Total Shareholder's Equity	1,555
Total Liabilities and Shareholder's Equity	$ 7,465

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED MARCH 31, 2011

Revenues	
Total Revenues	$ 0
Expenses	
Auditing Fees	$ 2,015
Bank Fees	94
FINRA Fees	670
Insurance	364
Rent	2,800
Taxes and licenses	150
Travel	310
Total Expenses	6,403
Loss Before Tax Provision	(6,403)
Provision for Income Taxes	800
Net (Loss)	$(7,203)

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock Shares	Common Stock	Paid In Capital	Accumulated Deficit	Total
Balance, March 31, 2010	100,000	$ 100	$ 94,425	$(89,052)	$ 5,473
Capital Contributed			3,285		3,285
Net (Loss)				(7,203)	(7,203)
Balance, March 31, 2011	100,000	$ 100	$ 97,710	$(96,255)	$ 1,555

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2011

Operating Activities:	
Net (loss)	$(7,203)
Accounts payable	4,310
Taxes payable – state	800
Cash Used by Operating Activities	(2,093)
Acquisition Activities:	0
Investing Activities:	
Capital Contributed	3,285
Cash Provided by Investing Activities	3,285
Increase in Cash	1,192
Cash: Beginning of the year	6,273
Cash: End of the year	$ 7,465
Supplemental Data	
Cash paid for interest	$ 0
Cash paid for income tax	$ 0

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

NOTE 1 - ORGANIZATION

Microtrade Networks, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal and only office in Irvine, California. The Company operates pursuant to the (k) (2) (ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in April 27, 1997, and became a member of the NASD June 8, 1998. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision is comprised as follows:

State	$ 800

Recent Accounting Pronouncements -- The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements - continued – For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2011 the Company was deficient by $3,445 in their minimum capital requirement. This deficiency was discovered on May 25, 2011, at which time the Company was advised to notify FINRA and cure the deficiency immediately. As of the date of this statement, the Company has complied with both requirements. See page 9 for the computation of net capital requirements

NOTE 4 - INCOME TAXES

The Company has a Federal net operating loss (NOL) of approximately $50,000 expiring at various dates through 2029. The state requires a minimum payment of $800.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly.

NOTE 6 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending March 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end March 31, 2011 through June 27, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

MICROTRADE NETWORKS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
MARCH 31, 2011

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 1,555
Less non allowable assets:	--
Net Capital	$ 1,555

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 394
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
Excess Capital (Deficit)	$(3,445)
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness)	$ 964

Computation of Aggregate Indebtedness

Total liabilities (from statement of financial condition)	$ 5,910
Percentage of aggregate indebtedness to net capital	380%

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4):

Uuaudited net capital	$ 3,870
Unrecorded liabilities	(2,315)
Audited net capital	$ 1,555

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF MARCH 31, 2011

A computation of reserve requirement is not applicable to Microtrade Networks, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

MICROTRADE NETWORKS, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF MARCH 31, 2011

Information relating to possession or control requirements is not applicable to Microtrade Networks, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Microtrade Networks, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Microtrade Networks, Inc. (the Company), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Microtrade Networks, Inc.
Irvine, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
June 27, 2011